Item 7
 BlackRock Asset Management Canada Limited*
 BlackRock Investment Management (UK) Limited
 BlackRock Japan Co., Ltd.



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.